UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Belk, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Class A Common Stock, $0.01 Par Value

Class B Common Stock, $0.01 Par Value

(Title of Class of Securities)

Class A — 07784H109

Class B — 07783B103

(CUSIP Number of Class of Securities)

Ralph A. Pitts
Executive Vice President,
General Counsel	With a Copy to:
and Corporate Secretary	John D. Capers, Jr.
Belk, Inc.	King & Spalding LLP
2801 West Tyvola Road	1180 Peachtree Street
Charlotte, NC 28217-4500	Atlanta, GA 30309
(704) 357-1000	(404) 572-4600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$100,048,000	$12,886.18

*	Calculated solely for the purpose of determining the filing fee. This calculation assumes the purchase of 2,080,000 shares at $48.10 per share.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,886.18 Form or Registration Number: Schedule TO	Filing Party: Belk, Inc. Date Filed: April 24, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:   ☐

This Amendment No. 1 amends and supplements the combined issuer Tender Offer Statement and Rule 13e-3 Transaction Statement filed under the cover of Schedule TO (“Schedule TO”) is filed by Belk, Inc., a Delaware corporation, in connection with its offer to purchase up to 1,500,000 shares of its Class A common stock, $0.01 par value per share, and up to 580,000 shares of its Class B common stock, $0.01 par value per share. Belk, Inc. is offering to purchase these shares at a price of $48.10 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 24, 2014, and in the related Letter of Transmittal.

The information in the Offer to Purchase is hereby expressly incorporated in this Amendment No. 1 to Schedule TO by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

(1)	The information in Item 4(a) about the terms of the transaction described on page 6 of the Offer to Purchase in “Section 5. Acceptance For Payment of Shares and Payment of Purchase Price” is hereby amended by revising the first paragraph to add a sentence to the end of the paragraph to disclose the manner in which securities will be accepted for payment as follows: “Shares will be deemed to be accepted for payment when we file an amendment to our Schedule TO with the SEC disclosing the results of the Offer.”

(2)	The information in Item 4(a) about the terms of the transaction set forth on page 29 of the Offer to Purchase in “Section 16. Extension of the Offer; Termination; Amendments” is hereby amended by revising the first bullet point in the last paragraph of the section to clarify that we will extend the offer if an increase in the number of shares being sought exceeds 2% of either (rather than each) class of common stock as follows:

•	“we increase or decrease the price to be paid for shares, or increase the number of shares being sought and any such increase in the number of shares being sought exceeds 2% of the outstanding shares of either class of common stock, or we decrease the number of shares being sought, and”

Item 13. Information Required by Schedule 13E-3.

Schedule 13E-3. Item 7. Purposes, Alternatives, Reasons and Effects.

(1)	The information set forth in Item 7(c) on page viii of the Offer to Purchase in “Special Factors – Background” is hereby supplemented to add the following paragraphs at the end of the section describing the Company’s board meetings and deliberations regarding engaging in the tender offer:

“We have conducted offers similar to the Offer in each of the last eight consecutive years with the intention of enhancing stockholder value and providing liquidity to our stockholders. In December 2013, anticipating a possible ninth consecutive annual self-tender offer in 2014, and after informal discussions between management and members of the Executive Committee of the Board, management engaged Willamette Management Associates (“Willamette”), an independent appraiser, to conduct an appraisal of the fair market value of minority interest blocks of our common stock as of February 1, 2014, the last day of fiscal 2014. In connection with the appraisal, the Company’s management provided to Willamette three years of financial projections to assist in Willamette’s analysis.

At the March 26, 2014 Board meeting, the Board considered whether to approve a self-tender offer for 2014, reviewed an independent appraisal of the common stock, and determined the structure and amount of the potential offer, the number of shares of class A stock and class B stock it would offer to purchase, and the purchase price per share. At the meeting, Ralph A. Pitts, the Company’s General Counsel, presented and reviewed with the Board in detail the appraisal conducted by Willamette Management Associates (“Willamette”) to determine the fair market value of the Company’s common stock. Mr. Pitts reviewed with the Board the components of Willamette’s methodology, including the discounted cash flow (“DCF”) analysis, the guideline publicly traded company (“GPTC”) analysis, and the previous transaction method analysis. Mr. Pitts reviewed with the Board the equity values indicated by the DCF and GPTC analyses, both on an aggregate and a per share basis, before and after taking into account a discount of 15% to reflect the lack of marketability of the common stock, as well as the previous transaction method analysis, and the synthesis and conclusions drawn by Willamette pursuant to the analyses to come to its professional opinion that the fair market value of the common stock (on a nonmarketable, noncontrolling ownership interest basis) is $48.10 per share as of February 1, 2014. After discussion, the Board unanimously agreed that the Offer should be made at a per share price of $48.10 per share.

The Board further discussed the structure and size of the Offer, considering the Company’s cash position, overall financial position, and historical demand for the common stock based on previous self-tender offers, and determined that the Offer would be a cash offer for approximately $100 million of its common stock. Based on an analysis of the number of Class A and Class B shares that had been tendered in past self-tender offers, management recommended and the Board determined that the Offer be for 1,500,00 shares of Class A and 580,000 shares of Class B common stock, at a per share cash price of $48.10 per share, resulting in a transaction valuation of just over $100 million.”

Schedule 13E-3. Item 8. Fairness of the Transaction.

(1)	The information set forth in Items 8(a) and (b) on pages xi through xiii of the Offer to Purchase in “Special Factors – Determination of Fairness of Offer by our Board of Directors” is hereby amended to clarify that the transaction is substantively and procedurally fair to unaffiliated security holders without reference to affiliated security holders, and to clarify that the Board expressly adopts the analysis and discussion by the third party valuation firm as its own in determining the fairness of the transaction, by deleting the section and replacing it with the following:

“Determination of Fairness of Offer by our Board of Directors

For reasons discussed below, our Board of Directors has determined, on behalf of Belk, that the Offer is substantively and procedurally fair to unaffiliated stockholders of Belk. The determination is based on our Board of Directors’ knowledge of Belk’s business as well as other factors. Specifically, our Board of Directors has determined, on behalf of Belk, that the Offer is fair to unaffiliated stockholders who decide to tender their shares for the following reasons:

•	The Offer is voluntary and therefore is procedurally fair to stockholders who choose to participate. Stockholders are not required to tender their shares.

•	The offering price of $48.10 per share is believed to be fair and equitable consideration for stockholders tendering their shares, as discussed below.

•	Stockholders who directly tender their shares to Belk will avoid the usual transaction costs that would otherwise be incurred if the shares were sold in an open market transaction.

These benefits, however, must be weighed against the fact that tendering stockholders will no longer benefit from any future earnings and growth in Belk or our common stock. Our Board of Directors has determined, on behalf of Belk, that the Offer is fair to unaffiliated stockholders who decide not to tender for the following reasons:

•	The reduction in shares will increase the relative percentage ownership in Belk of those stockholders who remain after the offer.

•	The offering price of $48.10 per share is believed to be an attractive price to Belk and an attractive use of available cash based on Belk’s underlying fundamentals.

We periodically engage valuation appraisers to establish a value for our common stock. The most recent appraisal was conducted by Willamette Management Associates, an independent appraiser, as of February 1, 2014. Our Board of Directors considered this appraisal to determine a fair and equitable price for the Offer.

After careful consideration of the appraisal and the voluntary nature of the transaction, our Board of Directors adopted the analysis and discussion of Willamette as its own and concluded that $48.10, the fair market value of the common stock based on the independent appraisal, was a fair and motivating price to unaffiliated stockholders for the tendered shares and, also, fair to unaffiliated stockholders not participating in the Offer, after taking into account the effects of the Offer on Belk.

•	Appraisal; Going Concern Value. The offering price of $48.10 per share is equal to the fair market value of the common stock based on an independent appraisal conducted under the premise of value in continued use, as a going concern, as of February 1, 2014 conducted by Willamette. For a summary of the appraisal and the methodologies applied by Willamette, see “Discussion of Appraisal” below. A copy of the appraiser’s narrative summary is included as an exhibit to the Tender Offer Statement on Schedule TO filed by us with the SEC in connection with the Offer and is available for inspection at Belk’s principal executive offices during regular business hours by any interested stockholder of Belk or representative who has been so designated in writing. A copy of the report will be transmitted by Belk to any interested stockholder or representative who has been so designated in writing upon written request and at the expense of the requesting stockholder. Our Board of Directors adopted the analysis and discussion of Willamette as its own and did not separately evaluate whether the offering price constitutes fair value in relation to going concern value.

•	Current and Historical Market Prices and Purchase Prices Paid in Prior Repurchase. In conducting its appraisal, Willamette reviewed previous transactions in Belk’s common stock to determine if any of the prior transactions would provide a meaningful indication of value. Arm’s-length transactions between unrelated parties involving Belk’s common stock as of a date proximate to the valuation date can provide meaningful evidence of value if the transactions are timely and at arm’s-length. This valuation method is not always reliable if: (1) the sales are rare or not timely; (2) the number of shares sold differ substantially from the shares to be valued currently; or (3) it is difficult to establish if the selling price to a related party or a family member is an arm’s-length price. The details of stock transactions must be investigated to estimate whether they are true indicators of value. In conducting its appraisal, Willamette also analyzed Belk’s historic tender offers. Willamette determined that (1) the historical transactions in the Belk stock show that the tender offers have consistently been the ideal liquidity event for pent-up interest of shareholders looking to sell shares and (2) shareholders have used the tender offers as a valuation of price and wait until Belk redeems shares to reduce their holdings. Willamette compiled a list of share transactions over the last three years and reviewed information regarding bid and ask prices over that period, noting that the volume of stock transactions are very low and continue to decline year-over-year, that not all of the transactions can be clearly identified as arm’s length, and that the history of trading indicates that investors tend to follow the annual appraisals and, therefore, trading values tend to be a non-independent lagging indicator of value. As a result, the previous transactions were given very little weight in determining fair market value. Our Board of Directors adopted the analysis and discussion of Willamette as its own and did not separately evaluate whether the offering price constitutes fair value in relation to current and historical market prices or in relation to the purchase prices paid by us in acquiring our stock in the past two years.

•	Net Book Value. In conducting its appraisal, Willamette analyzed Belk’s book value, financial condition, earning and dividend paying capacity, and any goodwill or other intangible value. As of February 1, 2014, our actual net book value per share was $33.14. Our Board of Directors adopted the analysis and discussion of Willamette as its own and did not separately evaluate whether the offering price constitutes fair value in relation to net book value.

•	Liquidation Value. In conducting its appraisal, Willamette did not analyze Belk’s liquidation value. Willamette considered several methods of an asset-based approach for use in its analysis but did not rely on any of these methods in arriving at its estimate of value. Willamette did not use any asset-based method primarily because it believes the value of Belk is most accurately represented by the economic earnings its assets can generate, and because of the difficulty inherent in discretely valuing all of the Company’s individual assets and liabilities. Our Board of Directors adopted the analysis and discussion of Willamette as its own and did not separately evaluate whether the offering price constitutes fair value in relation to liquidation value.

For a summary of weight accorded to the valuation methodologies applied by Willamette Management Associates in preparing its independent appraisal, see “Discussion of Appraisal – Weight Accorded the Methodologies” below.

The Board of Directors, including all of our directors who are not employees of Belk, has unanimously approved the Offer. No director dissented to or abstained from voting on the approval of the Offer. Given the consensus of our Board of Directors that the offer is fair to unaffiliated stockholders and because our directors are eligible to participate in the Offer on the same terms and conditions are our unaffiliated stockholders, our Board of Directors did not appoint a committee of disinterested or non-employee directors or obtain an unaffiliated representative to negotiate the terms of the Offer.

Our Board of Directors determined that the engagement of an unaffiliated stockholder representative on behalf of the unaffiliated stockholders was not necessary, practicable or advisable and would constitute an unnecessary expense because of the relatively small size of the Offer (approximately 5% of our outstanding common stock), the voluntary nature of the Offer, the same financial effects of the Offer on affiliated and unaffiliated stockholders, the equivalence of the offering price to the appraised value of the common stock as of February 1, 2014, as determined by an independent appraiser, and the fact that we have conducted a similarly structured tender offer in each of the last eight consecutive years.

Our Board of Directors also believes that the Offer is procedurally fair because it is voluntary for tendering stockholders. As a result, stockholders are entitled to make individual decisions based on their personal financial situation, personal risk tolerance or personal view of Belk.

No other action of Belk’s stockholders related to the Offer is required under Delaware law, and our Board of Directors did not deem it appropriate to subject individual common stockholders who may tender their shares in the Offer to the approval of the common stockholders who may not; the voluntary and uncoercive nature of the transaction affords the participating stockholders ample protection. All Belk stockholders have been notified of the Offer and the implications of the transaction on them by receipt of a copy of the Offer to Purchase and have the same rights to sell their shares outside of the Offer before or after completion of the Offer.”

Schedule 13E-3. Item 9. Reports, Opinions, Appraisals and Negotiations.

(1)	The information set forth in Item 9(a) on page xiii in the Offer to Purchase in “Special Factors – Discussion of Appraisal” is hereby amended as follows:

The last sentence of the subsection “Analysis of Certain Guideline Publicly Traded Companies” is amended to disclose the per share value resulting from this analysis as follows: “After subtracting Belk’s interest-bearing debt, net of cash, of approximately $98.4 million, the implied value of Belk’s common equity is $2.51 billion, or $61.34 on a per share basis; after taking into account a 15% discount based on lack of marketability inherent to the common stock, the implied value is $52.14 per share.”

(2)	The information set forth in Item 9(a) on page xiv in the Offer to Purchase in “Special Factors – Discussion of Appraisal” is hereby amended as follows:

The first sentence of the subsection “Discounted Cash Flow Analysis” is amended to clarify that the analysis took into account three years of projections as follows: “Willamette performed a discounted cash flow analysis of the projected cash flows of Belk for the fiscal years 2015 through 2017, based on projections provided by the management of Belk and Willamette’s independent analysis of such projections and the assumptions upon which they were based.”

The last sentence of the subsection “Discounted Cash Flow Analysis” is amended to disclose the per share value resulting from this analysis as follows: “After subtracting Belk’s interest-bearing debt, net of cash, of approximately $98.4 million, the implied value of Belk’s common equity is $2.12 billion, or $51.63 on a per share basis; after taking into account a 15% discount based on lack of marketability inherent to the common stock, the implied value is $43.89 per share.”

(3)	The information set forth in Item 9(a) on page 16 in the Offer to Purchase in “Section 10. Discussion of Appraisal” is hereby amended as follows:

The last sentence of the subsection “Analysis of Certain Guideline Publicly Traded Companies” is amended to disclose the per share value resulting from this analysis as follows: “After subtracting Belk’s interest-bearing debt, net of cash, of approximately $98.4 million, the implied value of Belk’s common equity is $2.51 billion, or $61.34 on a per share basis; after taking into account a 15% discount based on lack of marketability inherent to the common stock, the implied value is $52.14 per share.”

(4)	The information set forth in Item 9(a) on page 16 in the Offer to Purchase in “Section 10. Discussion of Appraisal” is hereby amended as follows:

The first sentence of the subsection “Discounted Cash Flow Analysis” is amended to clarify that the analysis took into account three years of projections as follows: “Willamette performed a discounted cash flow analysis of the projected cash flows of Belk for the fiscal years 2015 through 2017, based on projections provided by the management of Belk and Willamette’s independent analysis of such projections and the assumptions upon which they were based.”

The last sentence of the subsection “Discounted Cash Flow Analysis” is amended to disclose the per share value resulting from this analysis as follows: “After subtracting Belk’s interest-bearing debt, net of cash, of approximately $98.4 million, the implied value of Belk’s common equity is $2.12 billion, or $51.63 on a per share basis; after taking into account a 15% discount based on lack of marketability inherent to the common stock, the implied value is $43.89 per share.”

(5)	The information set forth in Item 9(a) on page 18 in the Offer to Purchase in “Section 10. Discussion of Appraisal” is hereby amended as follows:

The last sentence of the subsection “Fees and Expenses” is amended to disclose the fees paid to Willamette during the last two years as follows: “Willamette received $25,000 plus direct expenses in preparing its 2013 appraisal on behalf of Belk; the fees for the appraisals conducted in 2014 ($28,000) and 2013 ($25,000) represents all the fees paid to Willamette during the past two years.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2014

Belk, Inc.

By:	/s/ Ralph A. Pitts
Name:	Ralph A. Pitts
Title:	Executive Vice President, General Counsel and Corporate Secretary

Exhibits

(a)(1)*	Form of Offer to Purchase, dated April 24, 2014.

(a)(2)*	Form of Letter of Transmittal, together with IRS Form W-9.

(a)(3)*	Form of Letter to Stockholders of Belk from Thomas M. Belk, Jr., Chairman and Chief Executive Officer, dated April 24, 2014.

(a)(4)*	Form of Notice of Guaranteed Delivery.

(a)(5)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 24, 2014.

(a)(6)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(7)*	Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of February 1, 2014, prepared by Willamette Management Associates.

(b)	Not applicable.

(d)(1)	Belk, Inc. Revised Executive Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Belk’s Quarterly Report on Form 10-Q, filed on June 12, 2008).

(d)(2)	Belk, Inc. 2010 Incentive Stock Plan (incorporated by reference to Exhibit A of Belk’s Proxy Statement for the Annual Meeting of Shareholders, filed on April 21, 2010).

(d)(3)	Belk, Inc. 2011-2013 Stretch Incentive Plan (incorporated by reference to Exhibit 10.6 of Belk’s Annual Report on Form 10-K, filed on April 12, 2011).

(d)(4)	Belk, Inc. 2014-2016 Stretch Incentive Plan (incorporated by reference to Exhibit 10.9 of Belk’s Annual Report on Form 10-K, filed on April 17, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on April 24, 2014.